Exhibit 2

May 6, 2004

     Dear ECI Shareholder:

     We are pleased to send you the enclosed Information Statement regarding the distribution of 7,600,000 of our shares in ECtel Ltd. (Nasdaq: ECTX) to our shareholders. The Information Statement provides you with important information concerning:

•	the terms of, and manner of effecting, the distribution, including how fractional shares will be treated,

•	how we determined the number of ECtel shares you will receive,

•	the income tax treatment in Israel and the United States of the ECtel shares you will receive,

•	a brief description of the background and business of ECtel, and

•	how you can obtain additional information about these matters.

     The Information Statement also provides you with important information concerning the Israeli withholding tax applicable to the distribution and, to the extent you are eligible, the actions you must take to prevent a deduction of such withholding taxes. In this respect, you are encouraged to read the section under the caption “Israeli Withholding Tax” and the Declaration Form (“Declaration of Status of Beneficial Owner for Israeli Income Tax Purposes”) enclosed herewith.

     We are confident that the distribution will benefit ECI, ECtel and our shareholders. Thank you for your investment in ECI.

Sincerely,

Doron Inbar President and Chief Executive Officer ECI Telecom Ltd.

ECI Telecom Ltd.
30 Hasivim Street, Petah Tikva 49133, Israel
Tel: 972-3-926-6555 Fax: 972-3-928-7100
www.ecitele.com

INFORMATION STATEMENT
INFORMATION ABOUT THE DISTRIBUTION
INCOME TAX CONSEQUENCES
INFORMATION ABOUT ECTEL
INFORMATION ABOUT ECTEL ORDINARY SHARES
WHERE YOU CAN FIND ADDITIONAL INFORMATION
PRESS RELEASE
INFORMATION STATEMENT
FORM OF DECLARATION OF STATUS OF BENEFICIAL OWNER
FORM OF GLOBAL DECLARATION OF CERTIFICATE
FORM OF LETTER TO BROKERS
FORM OF LETTER TO CLIENTS

ECI TELECOM LTD.

INFORMATION STATEMENT

Distribution by ECI Telecom Ltd.

of 7,600,000 Ordinary Shares of ECtel Ltd. to ECI Shareholders

     We, ECI Telecom Ltd., are sending you this Information Statement because we are distributing a portion of our interest in ECtel Ltd., our majority owned subsidiary, to the holders of our ordinary shares. We are effecting this distribution by distributing 0.07015 of an ordinary share, par value NIS 0.04 per share, of ECtel for each outstanding ordinary share of ECI, amounting to 7,600,000 ordinary shares of ECtel in total. The distribution of ECtel shares will be made on Monday, May 10, 2004, or the Distribution Date, to holders of record of ECI ordinary shares that are issued and outstanding as of 5:00 p.m., New York time, on Wednesday, May 5, 2004, or the Record Date.

     The receipt by a shareholder of ordinary shares of ECtel in the distribution will constitute a taxable distribution for both Israeli and U.S. income tax purposes, as more fully described under “Israeli Income Tax Consequences” and “U.S. Federal Income Tax Consequences.” See pages 5 to 9 of this Information Statement.

     Pursuant to an approval we received from the Israeli Income Tax Authority, or the ITA, on the Distribution Date we will withhold tax at the rate of 25% of the distribution from all shareholders. However, since certain shareholders may be eligible for an exemption from such withholding tax or a favorable withholding tax rate, we will distribute an appropriate number of withheld ECtel shares to such eligible shareholders, provided that they comply with the instructions set forth under “Israeli Withholding Tax” by no later than 5:00 p.m., New York time, on Thursday, June 10, 2004, or the Submission Date. See page 6 of this Information Statement.

     ECI shareholders are urged to consult their own tax advisors to determine the particular tax consequences of the distribution to them, including the effect of any state, local or foreign income and any other tax laws.

     ECtel is a provider of advanced fraud prevention and revenue assurance solutions for converged telecommunications networks. Based on its proprietary hardware and software technologies, ECtel’s cost-effective systems are used by telecommunications operators throughout the world. ECtel’s shares are traded on the Nasdaq National Market under the symbol “ECTX.” Ownership of the Ordinary Shares of ECtel involves risk. See page 5 of this Information Statement.

     In March 2004, our Board of Directors determined, in principle, that it would be in the best interests of ECI and its shareholders to distribute to ECI shareholders 7,600,000 of the ECtel ordinary shares held by ECI, subject to approval by the Tel Aviv District Court, the consent of ECI’s banks and the receipt of a withholding tax approval from the ITA. In late April 2004, following receipt of the required approvals, our Board of Directors resolved to distribute a total of 7,600,000 ordinary shares of ECtel. Following the distribution, we will own 2,890,325 ordinary shares of ECtel, representing approximately 16.0% of ECtel’s outstanding ordinary shares and ECtel will continue as a publicly traded company.

     No vote of ECI shareholders is required in connection with the distribution of ECtel’s shares. Therefore, other than as set forth herein under the caption “Israeli Withholding Tax” with respect to certain shareholders, you are not required to take any action. We are sending you this Information Statement to provide you with additional information about the terms of the distribution, ECtel and ECtel ordinary shares, and, to the extent applicable you, to inform you of the actions you are required to take in order to perfect a full or partial exemption from withholding taxes applicable to the distribution. If you would like more information, please call our Information Agent, MacKenzie Partners, Inc., toll free at 1-800-322-2885. Shareholders outside the United States and Canada should call 1-212-929-5500. See the back cover of this Information Statement for more information.

     Neither the U.S. Securities and Exchange Commission, or the SEC, the Israeli Securities Authority nor any state securities regulators have approved the ECtel ordinary shares to be issued to you pursuant to this distribution or determined if this Information Statement is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this Information Statement is May 6, 2004.

INFORMATION ABOUT THE DISTRIBUTION

Overview of the Distribution

     On March 9, 2004, our Board of Directors approved, in principle, a distribution of 7,600,000 ordinary shares of ECtel held by ECI, subject to approval by the Tel Aviv District Court (as required by Israeli law), the consent of ECI’s banks and the receipt of a withholding tax approval from the ITA.

     On April 28, 2004, following receipt of the aforesaid approvals, our Board of Directors declared a distribution on ECI ordinary shares consisting of 7,600,000 ordinary shares of ECtel owned by ECI. These shares represent approximately 42.0% of the outstanding ECtel ordinary shares as of March 31, 2004. The distribution will be made on May 10, 2004, or the Distribution Date, in the amount of 0.07015 of an ECtel ordinary share for each outstanding ordinary share of ECI, as described below.

     You will not be required to pay any cash or other consideration for the shares of ECtel ordinary shares distributed to you or to surrender or exchange your ECI ordinary shares to receive the distribution of ECtel ordinary shares. However, pursuant to Israeli tax law, we are required to withhold 25% of the ECtel shares to be distributed to you, unless you are eligible for a full or partial exemption from such tax and you complete and submit the Declaration Form attached hereto by no later than 5:00 p.m., New York time, on Thursday, June 10, 2004, to which we refer as the Submission Date. Therefore, on the Distribution Date, we will distribute to our shareholders an aggregate of 5,700,000 ECtel shares, representing 75% of the ECtel shares being distributed, and will transfer the remaining 1,900,000 ECtel shares, representing 25% of the ECtel shares being distributed, to American Stock Transfer & Trust Company, to which we refer as the Paying Agent. As soon as practicable following the Submission Date, the Paying Agent will distribute all or a portion of the said balance of the ECtel shares to those of our shareholders that qualify for a full or partial exemption from said Israeli withholding tax. For more information regarding the Israeli withholding tax applicable to the distribution and the actions you are required to take in order to qualify for a full or partial exemption therefrom, see below under “Israeli Withholding Tax.”

     The distribution will not affect the number of, or the rights attaching to, ECI ordinary shares.

The Number of Shares You Will Receive

     For each ordinary share of ECI of which you are the record holder at 5:00 p.m., New York time, on the Record Date, you will be entitled to receive the number of ECtel shares equal to the quotient obtained by dividing the total number of ECtel ordinary shares to be distributed by the total number of ECI ordinary shares outstanding at 5:00 p.m., New York time, on the Record Date. Thus, the following equation determines the number of ECtel ordinary shares you will receive for each ECI ordinary share you hold (subject to Israeli withholding tax of up to 25%, as applicable):

Total number of ordinary shares of ECtel to be distributed Total number of ordinary shares of ECI outstanding as of 5:00 p.m., New York time, on the Record Date	=	7,600,000 108,333,261	=	0.07015

Based on the number of ECI ordinary shares outstanding as of the Record Date, you will receive (subject to Israeli withholding tax of up to 25%, as applicable) 0.07015 of ECtel ordinary shares for each ECI ordinary share for which you are the record holder at 5:00 p.m., New York time, on the Record Date. The distributed shares of ECtel will be fully paid and non-assessable and have no pre-emptive rights.

Trading Between the Record Date and Distribution Date; “Ex-Dividend” Date

     Beginning two trading days prior to the Record Date and continuing through May 10, 2004, the Distribution Date, there will be two markets in ECI ordinary shares:

•	a “regular way” market, in which shares will trade with an entitlement to ECtel ordinary shares to be distributed by us; and

•	an “ex-dividend” market, in which shares will trade without an entitlement to ECtel ordinary shares to be distributed by us.

     Therefore, if you owned shares of ECI ordinary shares on May 5, 2004, the Record Date, and sell those shares in the regular way market prior to May 10, 2004, the Distribution Date, you will also be selling the ECtel ordinary shares that would have been distributed to you by us. If you sell those ECI ordinary shares in the ex-dividend market prior to the Distribution

Date, you will still receive the ECtel ordinary shares that were to be distributed to you pursuant to your ownership of the ECI ordinary shares on the Record Date.

     Furthermore, beginning two trading days prior to the Record Date and continuing through the Distribution Date there will be two markets in ECtel ordinary shares:

•	a “regular way” market, which will be the same market for ECtel ordinary shares that currently exists; and

•	a “when-issued trading” market, which will be a temporary market for ECtel ordinary shares that are distributable to ECI shareholders on the Distribution Date.

     If you are the record holder of ECI ordinary shares at 5:00 p.m., New York time, on the Record Date, then you are entitled to ECtel ordinary shares distributed by us (less the Israeli withholding tax of up to 25%). You may trade this entitlement to ECtel ordinary shares, without the ECI ordinary shares you own, in the when-issued trading market. In the when-issued trading market, contracts for the purchase and sale of ECtel ordinary shares are made in the same manner as are regular way contracts for presently issued ordinary shares of ECtel, except that when-issued contracts will be settled by delivery of and payment for the ECtel ordinary shares on the fourth business day after the Distribution Date.

When and How You Will Receive the Distribution

     We will effect the distribution on May 10, 2004, the Distribution Date, by releasing 7,600,000 of our ECtel ordinary shares to the Paying Agent. On the Distribution Date, the Paying Agent will cause the ECtel ordinary shares to which you are entitled (less the Israeli withholding tax of 25%) to be registered in your name or in the “street name” of your bank or brokerage firm. For more information regarding the Israeli withholding tax applicable to the distribution and the actions you are required to take in order to qualify for a full or partial exemption therefrom, see below under “Israeli Withholding Tax.”

     Registered Holders. If you are the registered holder of ECI ordinary shares and hold your ECI ordinary shares either in physical form or in book-entry form (a “Registered Holder”), the ECtel ordinary shares distributed to you will be registered in your name and you will become the record holder of that number of ECtel ordinary shares. The Paying Agent will also be mailing stock certificates representing your ownership of whole shares of ECtel promptly after the Distribution Date.

     Listed Holders. If your ECI ordinary shares are listed in the Register of Shareholders of ECI in Israel (a “Listed Holder”), the ECtel ordinary shares distributed to you will be registered in your name and you will become the record holder of that number of ECtel ordinary shares. The ECtel certificates will be mailed directly to you at the address shown in the Register of Shareholders of ECI in Israel. The Paying Agent will begin mailing stock certificates representing your ownership of whole shares of ECtel promptly after the Distribution Date.

     “Street Name” Holders. Many ECI shareholders have their ECI ordinary shares held in an account with a bank or brokerage firm. In such cases, that bank or brokerage firm is the registered holder of the shares on your behalf. The ECtel ordinary shares being distributed will be registered in the “street name” of your bank or brokerage firm, who in turn will then electronically credit your account for the ECtel ordinary shares that you are entitled to receive in the distribution. We anticipate that this will take three to eight business days after the Distribution Date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your ECtel ordinary shares credited to your account.

     Fractional Shares. The Paying Agent will not deliver any fractional shares of ECtel in connection with the distribution to any holder of ECI ordinary shares. Instead, the Paying Agent will aggregate all such fractional shares and sell them, on behalf of those holders who otherwise would be entitled to receive a fractional share, through a broker-dealer that is unaffiliated with either ECI or ECtel, in the open market at the then prevailing prices. Such holders will then receive a cash payment in the amount of their pro rata share of the proceeds of that sale, net of commissions and charges, provided that the net proceeds are greater than zero. The check for any amount that a holder may be entitled to receive instead of a fractional share of ECtel will follow separately. We estimate that it should generally take about two weeks from the Distribution Date and the Submission Date, as the case may be, for the Paying Agent to complete these mailings, if any.

     Similarly, if you hold your ECI ordinary shares through a bank or brokerage firm, you will not receive any fractional shares of ECtel ordinary shares in connection with the distribution. Instead, subject to the policies and practices of your bank or brokerage firm, you will receive a cash payment in the amount of your pro rata share of the cash proceeds that your bank or brokerage firm received, in lieu of the fractional shares, from the Paying Agent, net of commissions and charges, if any, provided that the net proceeds are greater than zero.

Difference between ECI Ordinary Shares and ECtel Ordinary Shares

     ECI ordinary shares and ECtel ordinary shares are different securities and will not be traded or valued alike. ECI and ECtel are separate companies operating in different industries, with different managements, fundamentals, growth characteristics and strategic priorities.

Risks relating to Ownership of ECtel Ordinary Shares

     As with any business, ECtel’s business is subject both to general and specific business risks relating to its operations. For further information pertaining to ECtel (including financial statements and other financial information), its ordinary shares, the risk factors associated with its ordinary shares and related matters, you are urged to read ECtel’s SEC filings, including ECtel’s latest Annual Report on Form 20-F filed with the SEC on June 30, 2003, and its subsequent reports on Form 6-K.

INCOME TAX CONSEQUENCES

The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Holders of our ordinary shares should consult their own tax advisors as to the U.S., Israeli or other tax consequences of the distribution of ECtel ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Israeli Income Tax Consequences

     The following discussion sets forth the material Israeli income tax consequences of the distribution of ECtel ordinary shares to ECI shareholders. The discussion which follows is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (which we refer to as the Ordinance), regulations promulgated thereunder, administrative rulings and pronouncements, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed in this Information Statement. There can be no assurance that the Israeli tax authorities or a court will not take a position contrary to the Israeli income tax consequences discussed herein or that any such contrary position taken by the Israeli tax authorities or a court would not be sustained.

     The discussion below is for general information only and does not address the effects of any non-Israeli tax laws. In addition, the discussion below relates to persons who hold ECI ordinary shares and will hold ECtel ordinary shares as capital assets. The tax treatment of an ECI shareholder may vary depending upon such shareholder’s particular situation, and certain shareholders may be subject to special rules not discussed below.

General

     Under current Israeli tax law, the receipt by a shareholder of ordinary shares of ECtel in the distribution will constitute a taxable distribution for Israeli income tax purposes. However, Israeli tax law does not specifically refer to the type and rate of tax that shall apply to a distribution of shares such as the distribution of ECtel ordinary shares to ECI shareholders. Therefore, the distribution may be treated (i) as a capital gain from the sale or exchange of a capital asset or (ii) as a dividend.

Capital Gains

     Israeli law generally imposes a capital gains tax on the sale or disposition of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies (such as ECI), by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

     Capital gains derived after January 1, 2003, will generally be subject to taxation at a rate of 15% for individuals who are residents of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with his or her ECI ordinary shares (in which case the gain will be taxed at a rate of 25%), and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustments), 1985 (who will be taxed at a rate of 36% for corporations and at marginal tax rates of up to 50% for individuals); or (iii) shareholders who acquired their ECI ordinary shares prior to the initial public offering of ECI (which are subject to a different tax arrangement). The tax basis of ECI ordinary shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

     Non-Israeli residents are generally exempt from capital gains tax, provided that such shareholders did not acquire their shares prior to ECI’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

     In addition, pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (which we refer to as the U.S.-Israel Tax Treaty), the sale, exchange or disposition of ECI ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such U.S. resident by the U.S.-Israel Tax Treaty, will generally not be subject to Israeli capital gains tax unless he or she holds, directly or indirectly, ordinary shares representing 10% or more of the voting power of ECI during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions, or the capital gains can be allocated to a permanent establishment in Israel. In the event that the exemption shall not be available, such sale, exchange or disposition would be subject to Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such shareholder may be permitted to claim a credit for such taxes against U.S. federal income tax imposed, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Dividends

     Dividends are subject to taxation at a rate of 25% for individuals resident in Israel unless a specific exemption is available, and are generally exempt from tax for corporations resident in Israel.

     Non-residents of Israel are generally subject to income tax on dividends at the rate of 25% that is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends for a holder of ordinary shares that is a U.S. resident is 25%. However, on dividends paid to a U.S. company holding 10% or more of the issued voting power of ECI throughout the 2003 tax year as well as the 2002 tax year, the maximum Israeli tax rate shall be 12.5% (excluding dividends generated by an Approved Enterprise under The Law for the Encouragement of Capital Investments, 1959, which are subject to a 15% tax rate).

     The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential Israeli tax effects of the distribution. ECI shareholders are urged to consult their own tax advisors concerning the Israeli and non-Israeli tax consequences of the distribution to them.

Israeli Withholding Tax

ITA Approval

     The distribution is generally subject to the withholding of Israeli tax at the source. ECI has obtained an approval from the Israeli Tax Authority (which we refer to as the ITA) with respect to the withholding tax rates applicable to its shareholders as a result of the distribution, as follows:

•	Individuals resident in Israel will be subject to Israeli withholding tax at the rate of 25%.

•	U.S. residents (individuals or others) will be subject to Israeli withholding tax at the rate of 12.5%. For this purpose, a shareholder shall be considered a U.S. resident if such shareholder has, prior to the Submission Date, certified on the Declaration Form enclosed herewith, that he or she is (i) a resident of the U.S. and (ii) not an Israeli resident for tax purposes, and complied with the instructions set forth under “Payment and Withholding Procedures” below.

•	Israeli resident corporations will be exempt from Israeli withholding tax. For this purpose, a shareholder shall be considered an Israeli corporation if such shareholder has, prior to the Submission Date, certified on the Declaration Form enclosed herewith, that it was incorporated in Israel and is resident in Israel.

•	All other shareholders will be subject to Israeli withholding tax at the rate of 25%, unless a shareholder provides ECI, prior to the Submission Date, with a valid certificate from the ITA entitling him or her to an exemption or a favorable withholding tax rate, in which case, tax will be withheld in accordance with such certificate.

     The aforementioned withholding tax requirements will be performed by withholding an applicable number of ECtel ordinary shares from the distribution in accordance with the tax rates specified above, as more fully detailed below under “Payment and Withholding Procedures.” The amount of withholding tax remitted to the Israeli tax authorities shall be an amount in New Israeli Shekels (according to the representative exchange rate on the date of the distribution) equal to the product of (x) the number of withheld ECtel shares multiplied by (y) the market price of an ordinary share of ECtel on the Distribution Date. ECI intends to dispose of the withheld shares and use the proceeds therefrom to pay the withholding tax.

     The Israeli withholding tax is not an additional tax. Rather, the Israeli income tax liability of shareholders subject to Israeli withholding will be reduced by the amount of Israeli tax withheld. If Israeli withholding tax results in an overpayment of Israeli taxes, the holder may apply to the ITA in order to obtain a refund. However, we cannot assure you whether, if and when the ITA will grant such refund.

Payment and Withholding Procedures

     In order to facilitate the distribution, including the withholding of the applicable tax rate on the distribution of the ECtel shares to you, we have established a procedure whereby:

•	on the Distribution Date, we will withhold 1,900,000 ECtel shares, representing 25% of the ECtel shares to be distributed to you, regardless of whether you are eligible for a favorable withholding tax rate or are exempt from it altogether; and

•	if, based on the aforesaid description of the withholding tax rates, you are entitled to a reduced withholding tax rate or are exempt from it altogether, and, by no later than 5:00 p.m., New York time, on the Submission Date, you either:

•	complete and sign the accompanying Declaration Form (or a manually signed facsimile thereof) in accordance with the instructions in the Declaration Form and mail or deliver it, in the manner set forth in the Declaration Form, together with any other required documents, either (1) to the Paying Agent, at its address set forth in the back cover of this Information Statement, if you are a Registered Holder or a Listed Holder of ECI shares, or (2) to your broker, dealer, commercial bank, trust company or other nominee, if you are a “street name” holder, i.e., your ECI shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, or

•	provide ECI, at the address set forth in the back cover of this Information Statement, with (1) a valid certificate from the ITA entitling you to an exemption or a favorable withholding tax rate (the “ITA Waiver”) and (2) evidence acceptable to ECI, in its sole discretion, of your ownership of a number of ECI shares as of the Record Date and the manner by which such shares are held by you (as a Registered Holder, a Listed Holder or a “street name” holder,” in which case, a confirmation from, and details of, your broker, dealer, commercial bank, trust company or other nominee must also be provided), the Paying Agent will transfer, promptly following the Submission Date, an appropriate number of ECtel shares to you (subject to the procedure for fractional shares described above), either:

•	by registering such ECtel shares in your name, if you are a Registered Holder or Listed Holder and mailing the stock certificate in respect of such reimbursed ECtel shares to you, or

•	by crediting the account of your broker, dealer, commercial bank, trust company or other nominee at the Depository Trust Company, or DTC, with the number of such ECtel shares, if you are a “street name” holder.

     In order for us to transfer the withheld ECtel shares to you as aforesaid, a properly completed and duly executed Declaration Form (or a manually signed facsimile thereof) or a duly executed ITA Waiver must be received by the Paying Agent or ECI, respectively, at their addresses set forth on the back cover of this Information Statement prior to 5:00 p.m., New York time, on the Submission Date. We will disregard any Declaration Forms or ITA Waivers received by the Paying Agent or us after such deadline. If you are a “street name” holder, you must contact your broker, dealer, commercial bank, trust company or other nominee if you desire to obtain a favorable withholding tax rate, as described herein.

     The method of delivery of Declaration Forms or ITA Waivers and all other required documents, including through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the Paying Agent or ECI, as applicable. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     All questions as to the validity, form, eligibility (including time of receipt) and transfer of any ECtel shares will be determined by us, in our sole discretion. This determination will be final and binding on all parties. We reserve the absolute right to reject any or all Declaration Forms or ITA Waivers that we determine not to be in proper form or pursuant to which the transfer of any ECtel shares may be unlawful. We also reserve the absolute right, in our sole discretion, to waive any defect or irregularity in any Declaration Form or ITA Waiver of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. A transfer of any ECtel shares will not have been made until all defects and irregularities have been cured or waived. None of us or any of our affiliates or assigns, the Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities or incur any liability for failure to give any notification.

Shareholders should consult their own tax advisors regarding the imposition of Israeli withholding tax with respect to the distribution of ECtel ordinary shares.

U.S. Federal Income Tax Consequences

     The following discussion sets forth the material U.S. federal income tax consequences of the distribution of ECtel ordinary shares to ECI shareholders. The discussion which follows is based on the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the Code), Treasury Regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed in this document. ECI believes, and this discussion assumes, that ECI is not and has never been a “passive foreign investment company,” “controlled foreign corporation” or “foreign personal holding company” for U.S. federal income tax purposes. ECI has not sought any ruling from the Internal Revenue Service (which we refer to as the IRS) or an opinion of counsel with respect to the federal income tax consequences discussed in this Information Statement, and there can be no assurance that the IRS or a court will not take a position contrary to the U.S. federal income tax consequences discussed herein or that any such contrary position taken by the IRS or a court would not be sustained.

     The discussion below is for general information only and does not address the effects of any state, local or non-U.S. tax laws. In addition, the discussion below relates to persons who hold ECI ordinary shares and will hold ECtel ordinary shares as capital assets. The tax treatment of an ECI shareholder may vary depending upon such shareholder’s particular situation, and certain shareholders may be subject to special rules not discussed below, including for example, partners of entities classified as partnerships for U.S. federal income tax purposes that hold ECI ordinary shares, persons who hold ECI ordinary shares through entities which are disregarded for U.S. federal income tax purposes, insurance companies, tax-exempt organizations, U.S. expatriates, financial institutions, dealers in securities or foreign currencies, persons who hold ECI ordinary shares as part of a “straddle,” “hedge,” conversion or other risk reduction transaction, and individuals who received ECI ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation.

     As used in this section, a “U.S. Holder” means a beneficial owner of ECI ordinary shares that receives ordinary shares of ECtel in the distribution and that is, for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

     If a partnership (including any entity that is treated as a partnership for U.S. federal income tax purposes) is a beneficial holder of ordinary shares, the treatment of a partner in the partnership will generally depend on the status of the partner and upon the activities of the partnership. A beneficial holder of ordinary shares that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of the distribution of ECtel ordinary shares to ECI shareholders.

     As used in this section, a “non-U.S. Holder” is a beneficial owner of ECI ordinary shares that receives ordinary shares of ECtel in the distribution and that is not a U.S. Holder.

U.S. Holders

     The receipt by a U.S. Holder of ordinary shares of ECtel in the distribution will constitute a taxable distribution for U.S. federal income tax purposes equal to the fair market value on the distribution date of the ordinary shares of ECtel received, including the amount of foreign taxes, if any, withheld from the distribution. The distribution will be treated (i) first as a dividend to the extent of ECI’s current or accumulated earnings and profits as of the close of the year in which the distribution occurs, as determined under U.S. federal income tax rules (and taking into account any gain or loss to ECI arising from the distribution); (ii) then as a tax-free return of capital, to the extent of the U.S. Holder’s basis in its ECI ordinary shares; and (iii) thereafter, as gain from the sale or exchange of a capital asset.

     The portion of the distribution treated as a dividend will be subject to taxation at a maximum rate of 15% for individuals, estates and trusts, provided certain holding period and other requirements are met. U.S. Holders who receive

ECtel shares in the distribution will receive a statement after the end of the taxable year setting forth what portion of the distribution is taxable as a dividend for U.S. federal income tax purposes.

     Each U.S. Holder that receives ordinary shares of ECtel in the distribution will reduce such holder’s adjusted tax basis in its ECI ordinary shares (but not below zero) to the extent that the distribution is treated as a return of capital as discussed above. Any portion of the distribution that is treated as gain from the sale or exchange of a capital asset will constitute capital gain and generally will be long term capital gain if such U.S. Holder’s holding period for its ECI ordinary shares was more than one year at the time of the distribution. The maximum tax rate on capital gains for individuals, estates and trusts is 15%.

     Each U.S. Holder will have a tax basis in the ordinary shares of ECtel received equal to their fair market value on the distribution date, and the holding period for such ordinary shares of ECtel will begin on the day following the distribution date.

     Dividends and capital gains realized in connection with the distribution generally will be foreign source passive income for U.S. foreign tax credit purposes and any dividends realized will not qualify for the dividends received deduction available to corporations.

     U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source or paid with respect to the distribution either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but those individuals may still claim the amount of such taxes as a credit against their U.S. federal income tax liability subject to limitations and restrictions discussed below. However, a credit may not be allowed to the extent that it is reasonably certain that the amount of the Israeli tax withheld at source or paid with respect to the distribution may be refunded, credited, rebated, abated or forgiven. In order to be eligible to claim a tax credit, a U.S. Holder must exhaust all effective and practical remedies, including filing for a refund, to reduce its liability for foreign tax.

     The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld or dividends received with respect to the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

Non-U.S. Holders

Except as described below under “Backup Withholding,” a non-U.S. Holder will not be subject to U.S. federal income or withholding tax on the distribution of ECtel ordinary shares to ECI shareholders, unless such distribution is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States, and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States. Income or gain that is effectively connected with the conduct of a U.S. trade or business generally will be subject to regular U.S. federal income tax (but not withholding tax) in the same manner as if it were received by a U.S. Holder.

Backup Withholding

     U.S. Holders (other than certain exempt holders, including corporations) who do not provide (or have not provided) appropriate information when requested may be subject to backup withholding at the rates specified in the Code. In general, backup withholding will not apply with respect to the distribution to a non-U.S. Holder that has provided the required certification that it is not a U.S. person. If a non-U.S. Holder fails to provide the required certification, the distribution may be subject to backup withholding in certain circumstances. Holders should consult their tax advisors regarding the imposition of backup withholding with respect to the distribution of ECtel ordinary shares.

     The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax effects of the distribution. ECI shareholders are urged to consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of the distribution to them.

INFORMATION ABOUT ECTEL

Overview of ECtel

     ECtel, an Israeli company, was incorporated as a wholly-owned subsidiary of ECI in April 1990. It initially focused primarily on the development and sale of telecommunication monitoring and communication control systems to governmental agencies. In 1993, ECI acquired a 75% interest in a company now named ECtel Inc., a Maryland corporation engaged primarily in the development and sale of quality-of-service solutions to telecommunications service providers. ECI purchased the remaining 25% interest in ECtel Inc. in 1997. In January 1998, ECtel began to coordinate its operations with those of ECtel Inc. as an initial step to combining the two companies and, in October 1998, ECtel acquired ECtel Inc. from ECI. In October 1999, ECtel completed an initial public offering of 4,025,000 of its ordinary shares and its shares began trading on the Nasdaq National Market under the symbol “ECTX.” In March 2004, ECtel sold its government surveillance business to Verint Systems Inc. pursuant to an asset purchase agreement.

     ECtel is a provider of advanced fraud protection and revenue assurance solutions for converged telecommunications networks. Based on its proprietary hardware and software technologies, ECtel’s cost-effective systems are used by telecommunications operators throughout the world.

     ECtel’s principal executive offices are located at 43 Hasivim Street, Petah Tikva 49130, Israel and its telephone number is (972-3) 926-8200. ECtel’s agent in the United States, ECtel Inc., is located at 22527 Gateway Center Drive, Clarksburg, MD 20871.

Ongoing Relationship between ECtel and ECI

     As noted above, ECtel was incorporated in April 1990 as a wholly owned subsidiary of ours. After the completion of ECtel’s initial public offering in October 1999, we owned approximately 74% of ECtel’s ordinary shares. In March 2002, we sold 1,572,175 of our shares in ECtel to institutional investors in a private placement, which reduced our interest in ECtel at that time to approximately 59%. Following the distribution, we will own 2,890,325 ordinary shares of ECtel, representing approximately 16% of ECtel’s outstanding ordinary shares.

     The following table shows, as of May 5, 2004, to our knowledge, (1) the number of ECtel ordinary shares beneficially owned by shareholders who beneficially own more than 5% of ECtel outstanding ordinary shares before the distribution and (2) the number of ECtel ordinary shares beneficially owned by shareholders who are expected to beneficially own more than 5% of ECtel outstanding ordinary shares immediately following the distribution.

	ECtel Shares Beneficially Owned*
	(Before the Distribution)		(Following the Distribution) (1)
Name	Number	Percentage**	Number	Percentage**
ECI Telecom Ltd.	10,490,325	57.9%	2,890,325	16.0%
Telrad Networks Ltd. (2)(3)	1,641,902	9.1%	1,641,902	9.1%
FMR Corp. (4)	2,171,848	12.0%	2,519,069	13.9%
Royce & Associates, LLC (5)	1,500,200	8.3%	1,500,200	8.3%
M.A.G.M. Chemistry Holdings Ltd. (3)(6)	N/A	N/A	2,318,417	12.8%
Clal Electronics Industries Ltd. (6)(7)	N/A	N/A	1,067,556	5.9%

     * In accordance with the rules of the SEC, the number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days, but excludes the shares underlying options or warrants held by any other person.

     * Percentages in this table are based on the number of outstanding ECtel ordinary shares as of March 31, 2004 (namely, 18,112,146 ordinary shares), based on information we have received from ECtel.

(1)	Assumes that these shareholders will receive a full or partial tax exemption from the Israeli withholding tax applicable the distribution to which they are apparently entitled.

(2)	Based upon Schedule 13D filed by Telrad with the SEC on November 3, 2003. The 1,641,902 ordinary shares include currently exercisable warrants to purchase 1,000,000 ordinary shares at an exercise price of $24 per share and 250,000 ordinary shares at an exercise price of $28 per share.

(3)	A wholly owned subsidiary of Koor Industries Ltd.

(4)	Based upon Schedules 13G filed by FMR with the SEC on February 17, 2004. FMR Corp. is a holding company which, based on reports filed with the SEC, is a beneficial owner of more than 5% of the ordinary shares of each of ECI and ECtel. Consequently, FMR Corp.’s beneficial ownership of ECtel shares is expected to increase following the distribution by 347,221 ECtel shares (assuming deduction of 12.5% Israeli withholding tax).

(5)	Based upon Schedule 13G filed by Royce & Associates with the SEC on February 11, 2004.

(6)	M.A.G.M. and Clal are principal shareholders of ECI.

(7)	A wholly owned subsidiary of Clal Industries & Investments Ltd.

          As they announced on March 22, 2004, several of our larger shareholders, namely, Koor Industries Ltd. (M.A.G.M.’s parent), Clal Industries and Investments Ltd., Carmel Ventures, the Ofer Brothers group, Isal Amlat Investments (1993) Ltd. and D Partners, have expressed their continuing support of ECtel and committed among themselves not to dispose of the ECtel ordinary shares they will receive in the distribution during the twelve months following the Distribution Date.

          ECtel and ECI have had and will continue to have ongoing relationships following the distribution. You can read about these transactions and relationships in the reports filed with the SEC by ECtel, including its most recent Annual Report on Form 20-F which describes, among other things, a Registration Rights Agreement between us and ECtel as well as other agreements. ECI and ECtel are, and expect to be, parties to agreements providing for various interim and ongoing relationships between the companies, including the supply of certain components that ECI will continue to provide ECtel following the distribution. See “Where You Can Find More Information” below.

INFORMATION ABOUT ECTEL ORDINARY SHARES

ECtel Ordinary shares

     Under ECtel’s Articles of Association, the authorized share capital of ECtel is 125,000,000 ordinary shares, NIS 0.04 par value per share. As of March 31, 2004, there were 18,112,146 ordinary shares of ECtel outstanding.

Market for ECtel Ordinary shares

     ECtel’s ordinary shares have been quoted on the Nasdaq National Market under the symbol “ECTX” since October 26, 1999. The following table sets forth, for the periods indicated, the high and low closing prices of ECtel’s ordinary shares, as reported on the Nasdaq National Market:

	High	Low
Calendar Year
1999 (October 26 through December 31)	$23.75	$10.38
2000	39.94	10.25
2001	20.35	8.69
2002	20.00	7.00
2003	9.70	4.98
Calendar Quarter
2002
First Quarter	20.00	13.00
Second Quarter	15.01	11.13
Third Quarter	11.60	8.28
Fourth Quarter	10.21	7.00
2003
First Quarter	9.70	7.46
Second Quarter	8.47	4.98
Third Quarter	6.78	5.03
Fourth Quarter	7.41	4.59
Calendar Month
November 2003	6.02	5.19
December 2003	5.18	4.59
January 2004	5.49	4.53
February 2004	5.00	3.93
March 2004	4.24	3.70
April 2004	3.77	3.30

On May 5, 2004, the last reported sale price of our ordinary shares on the Nasdaq National Market was $3.17 per share.

ECtel’s Transfer Agent

     American Stock Transfer & Trust Company, the Paying Agent, is also the transfer agent and registrar for ECtel ordinary shares. You may contact the Paying Agent at the address set forth in the back cover of this Information Statement. You can also visit American Stock Transfer & Trust Company on the Internet at http://www.amstock.com.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     ECtel and ECI are each subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing registration statements, reports and other material with the SEC, including financial statements. ECtel has been subject to the Exchange Act reporting requirements for at least 90 days and is current in its reporting. If you would like more information about ECtel, we urge you to read ECtel’s reports filed with the SEC.

     You may examine such reports, exhibits and other information filed by each of ECI and ECtel with the SEC, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. You may also receive copies of these materials by mail from the SEC’s Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov that contains registration statements, reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. ECI began filing through the EDGAR system on November 15, 2002. ECtel began filing through the EDGAR system on November 6, 2002.

     As a foreign private issuer, each of ECI and ECtel are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the respective officers, directors and principal shareholders of ECI and ECtel are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, each of ECI and ECtel are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

               Each of ECtel and ECI maintains a website that offers additional information about it:

•	Visit ECtel’s website at http://www.ectel.com

•	Visit ECI’s website at http://www.ecitele.com

* * * * *

The Paying Agent is:

American Stock Transfer & Trust Company

By Hand/Overnight Courier:	By Facsimile Transmission:	By Mail:

(718) 235-5001

American Stock Transfer & Trust Company 59 Maiden Lane New York, New York 10038 Attn: Reorganization Department	Confirm by Telephone: (718) 936-5100	American Stock Transfer & Trust Company 59 Maiden Lane New York, New York 10038 Attn: Reorganization Department

The Information Agent is:

105 Madison Avenue
New York, New York 10016
call collect (212) 929-550
or
toll free (800) 322-2885
Email: proxy@mackenziepartners.com

ECI’s address is as follows:

ECI Telecom Ltd.

30 Hasivim Street
Petah Tikva 49133, Israel
Tel: 972-3-926-6555 Fax: 972-3-926-6300
Attn: Vice President, Investor Relations